Exhibit 99.2

I-Mab Presents Phase 1 Data on Highly Differentiated CD73 Antibody Uliledlimab at ASCO 2021

•	Uliledlimab is a highly differentiated CD73 antibody with a unique epitope that confers pharmacological advantages

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Data from U.S. phase 1 dose escalation trial demonstrates favorable safety and tolerability with no dose-limiting toxicities; preliminary clinical activity of uliledlimab has been observed in patients with advanced cancers

•	ASCO abstract among Top 12 selected for poster discussion

•	I-Mab to host call for investors on June 7, 2021 at 8 am ET

SHANGHAI, China and GAITHERSBURG, MD. – May 19, 2021 – I-Mab (the “Company”) (Nasdaq: IMAB), a clinical stage biopharmaceutical company committed to the discovery, development and commercialization of novel biologics, today announced that an abstract detailing clinical data from its U.S. phase 1 study of uliledlimab in combination with atezolizumab (TECENTRIQ®) in patients with advanced cancer will be presented at the 2021 American Society of Clinical Oncology (ASCO) Annual Meeting, taking place June 4-8, 2021. The abstract has been selected as one of the Top 12 abstracts for poster discussion during the Developmental Therapeutics – Immunotherapy session.

Uliledlimab is a humanized CD73 antibody and is designed to counter the adenosine-mediated immunosuppressive tumor microenvironment, rendering anti-tumor immune cells to act more effectively in response to checkpoint immunotherapies. Preclinical studies have shown that when combined with a PD-(L)1 antibody, uliledlimab exhibited a superior and synergistic inhibitory effect on tumor growth versus PD-(L)1 mono-therapy. Uliledlimab is a highly differentiated CD73 antibody that binds to a unique epitope of CD73 to confer pharmacological advantages by avoiding the “hook effect” commonly seen with other CD73 antibodies.

The U.S. phase 1 dose escalation study of uliledlimab in combination with atezolizumab showed that the treatment is safe and well tolerated with no dose-limiting toxicity. All treatment related adverse events were either grade 1 or grade 2. Uliledlimab demonstrated a linear pharmacokinetic (PK) profile and reached full receptor occupancy on B cells at the middle and high dose levels with no “hook effect.” Patients who participated in the study had advanced cancers and exhausted other cancer therapies. Among the 13 efficacy-evaluable patients dosed at ≥ 10 mg/kg, three patients had complete or partial responses (objective response rate = 23%) and three had stable disease (disease control rate = 46%). The clinical activity was observed in both PD-(L)1 treatment naïve and refractory cancer patients, including one partial response patient who previously failed nivolumab. Tumor types of patients who had complete or partial responses or stable disease included ovarian clear cell carcinoma, non-small cell lung cancer and a few other cancers. The three responders were identified as the only patients who exhibited higher co-expression of tumor CD73 and PD-L1 as compared to non-responders, indicating a correlation between higher CD73 expression and clinical activity of uliledlimab and a potential role of CD73 as a predictive biomarker to warrant further investigation.

Details of the poster discussion session are as follows:

Abstract No.	2511
Poster Title	Preliminary safety, pharmacokinetics (PK), pharmacodynamics (PD) and clinical efficacy of uliledlimab (TJ004309), a differentiated CD73 antibody, in combination with atezolizumab in patients with advanced cancer
Poster Discussion Session	Developmental Therapeutics - Immunotherapy
Presentation Date and Time	June 4, 2021, 9:00 AM (ET)
Presenting Author	Dr. Francisco Robert, Professor of Medicine, University of Alabama-Birmingham

“Despite recent breakthroughs with PD-1/PD-L1 therapies, clinical non-response rates to such treatments remain high in cancer patients. Uliledlimab, through its unique mechanism of action, has shown its promise to address this unmet medical need by breaking tumor resistance to immunotherapies through combination therapy,” said Dr. Joan Shen, CEO of I-Mab. “The results from this phase 1 study are very encouraging in terms of potential therapeutic role of uliledlimab to treat multiple cancers, especially in patients who do not respond to PD-1/PD-L1 therapies. The differentiated properties of uliledlimab may provide additional pharmacological and treatment advantages, and we look forward to advancing the development of uliledlimab both globally and in China.”

In parallel development, I-Mab has made significant progress in clinical trials in China to evaluate uliledlimab in combination with toripalimab (TUOYI®) in patients with advanced or metastatic cancers, including non-small cell lung cancer, who are refractory to or intolerant of available therapies.

I-Mab will host an investor call on June 7, 2021 to discuss the clinical data presented at the conference. Details of conference call and webcast information will be provided subsequently.

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About Uliledlimab (TJD5)

Uliledlimab (TJD5) is a differentiated, humanized antibody against CD73, an ecto-enzyme expressed on stromal cells and tumors that converts extracellular adenosine monophosphate (AMP) to adenosine. Adenosine in turn binds to adenosine receptors on relevant immune cells and inhibits anti-tumor immune responses in tumor microenvironment. Uliledlimab is expected to offer clinical benefit by suppressing tumor growth in concert with checkpoint therapies such as PD-(L)1 antibodies. Uliledlimab is effective in anti-tumor activities through a unique intra-dimer binding, leading to differentiated and favorable functional properties as evident in preclinical studies.

About I-Mab

I-Mab (Nasdaq: IMAB) is an innovation-driven global biotech company focusing on discovery, development and soon commercialization of novel and highly differentiated biologics in immuno-oncology therapeutic area. The Company’s mission is to bring transformational medicines to patients around the world through drug innovation. I-Mab’s globally competitive pipeline of more than 15 clinical and pre-clinical stage drug candidates is driven by its internal R&D capability and global licensing partnerships, based on the Company’s unique Fast-to-Proof-of-Concept and Fast-to-Market pipeline development strategies. The Company is now rapidly progressing from a clinical stage biotech company to a fully integrated global biopharmaceutical company with cutting-edge global R&D capabilities, a world-class GMP manufacturing facility and commercialization capability. I-Mab has established its global footprint in Shanghai (headquarters), Beijing, Hangzhou and Hong Kong in China, and Maryland and San Diego in the United States. For more information, please visit http://ir.i-mabbiopharma.com and follow I-Mab on LinkedIn, Twitter and WeChat.

I-Mab Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other federal securities laws, including statements regarding data from the uliledlimab (TJD5) phase 1 trial, the potential implications of clinical data for patients, and I-Mab’s advancement of, and anticipated clinical development, regulatory milestones and commercialization of uliledlimab (TJD5). Actual results may differ materially from those indicated in the forward-looking statements as a result of various important factors, including but not limited to I-Mab’s ability to demonstrate the safety and efficacy of its drug candidates; the clinical results for its drug candidates, which may not support further development or NDA/BLA approval; the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approval of I-Mab’s drug candidates; I-Mab’s ability to achieve commercial success for its drug candidates, if approved; I-Mab’s ability to obtain and maintain protection of intellectual property for its technology and drugs; I-Mab’s reliance on third parties to conduct drug development, manufacturing and other services; I-Mab’s limited operating history and I-Mab’s ability to obtain additional funding for operations and to complete the development and commercialization of its drug candidates; and the impact of the COVID-19 pandemic on the Company’s clinical development, commercial and other operations, as well as those risks more fully discussed in the “Risk Factors” section in I-Mab’s most recent annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in I-Mab’s subsequent filings with the U.S. Securities and Exchange Commission. All forward-looking statements are based on information currently available to I-Mab, and I-Mab undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

I-Mab Contacts

Jielun Zhu	Gigi Feng
Chief Financial Officer	Chief Communications Officer
jielun.zhu@i-mabbiopharma.com	gigi.feng@i-mabbiopharma.com
+86 21 6057 8000	+86 21 6057 8000

Investor Inquiries

The Piacente Group, Inc. Emilie Wu E-mail: emilie@thepiacentegroup.com Office line: +86 21 6039 8363